Exhibit (a)(1)(E)

FORM OF ELECTION CONFIRMATION TO ELIGIBLE HOLDERS

To:

From:	optionexchange@kalarx.com

Date:

Subject:	Option Exchange Program - Election Confirmation

This message confirms that Kala Pharmaceuticals, Inc. has received your election form for the Option Exchange Program. This confirmation should not, however, be construed to confirm that the election form you submitted has been properly completed or signed or that we have accepted any of your Eligible Options for exchange. If your election form has been properly completed and signed, and all eligibility requirements are otherwise met, we expect to accept all of your Eligible Options for exchange and to grant you Replacement RSUs upon the expiration date, subject to the terms and conditions of the Option Exchange Program. If you do not deliver a signed Notice of Withdrawal before the expiration date, and we accept your tendered Eligible Options for exchange, we will provide you with a confirmation letter promptly following the expiration date confirming that your Eligible Options have been accepted for exchange. In addition, your submission of an election form constitutes acceptance of the applicable Replacement RSU award agreement.

Your election form may be withdrawn by subsequently delivering a properly completed and signed Notice of Withdrawal at any time before 11:59 p.m., Eastern Time, on May 30, 2023, unless the Option Exchange Program is extended (the “expiration date”). A form Notice of Withdrawal may be found in the Option Exchange Program materials.

If you want to revise the selection of your Eligible Options (on a grant-by-grant basis), you may submit a new election form before the expiration date. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration of the Option Exchange Program. If you decide to tender a different selection of your eligible options, you will be required to deliver a new properly completed and signed election form to KALA via email (by PDF or similar imaged document file) to: optionexchange@kalarx.com. A copy of the election form was previously provided to you by email and is attached as an exhibit to the Offer Documents.

You should direct questions about the Option Exchange Program or requests for assistance (including requests for additional or paper copies of the Offer Documents, election form, Notice of Withdrawal or any other documents relating to the Option Exchange Program) by email to optionexchange@kalarx.com. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (“Offering Memorandum”) attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Kala Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on May 1, 2023.

The Option Exchange Program is being made pursuant to the terms and conditions set forth in the KALA Tender Offer Statement on Schedule TO, including the Offering Memorandum, and other related materials filed with the Securities and Exchange Commission and available to you free of charge at www.sec.gov. You should read these written materials carefully because they contain important information about the Option Exchange Program, including risks related thereto.